As filed with the Securities and Exchange Commission on August 9, 2006

Registration No. 0-22187

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Amendment No. 2 to

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

__________________

RENAISSANCE LEARNING, INC.

(Exact name of registrant as specified in its charter)

Wisconsin	39-1559474
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

__________________

2911 Peach Street
P.O. Box 8036
Wisconsin Rapids, Wisconsin	54495-8036
(Address of principal executive offices)	(Zip Code)

__________________

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates:  Not Applicable

__________________

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange in which
to be so registered	each class is to be registered

Common Stock, $0.01 par value	The Nasdaq Stock Market LLC

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

This Amendment No. 2 to the Registration Statement on Form 8-A of Renaissance Learning, Inc. dated February 28, 1997, as amended on September 16, 1997, is being filed for the purpose of updating the description of the common stock, $0.01 par value, of Renaissance Learning, Inc. (the “Common Stock”).  References to “we,” our,” “us” and “the Company” are to Renaissance Learning, Inc.

Item 1.

Description of Registrant’s Securities to be Registered.

The following is a description of our capital stock and our amended and restated articles of incorporation (the “Articles of Incorporation”) and amended and restated by-laws (the “By-Laws”).  We refer you to copies of our Articles of Incorporation and By-Laws which have been filed with the Securities and Exchange Commission.

General

The Company’s authorized capital stock consists of 150,000,000 shares of Common Stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share (the “Preferred Shares”). As of June 30, 2006, 34,736,647 shares of Common Stock were issued, of which 29,467,429 were outstanding and 5,269,218 were held as treasury shares.  No shares of the Preferred Shares were issued.  Issued and outstanding shares of our common stock are validly issued, fully paid and non-assessable, except to the extent provided under former Section 180.0622(2)(b) of the Wisconsin Business Corporation Law (the “WBCL”) with respect to certain obligations incurred by the Company prior to June 14, 2006.  Former Section 180.0622(2)(b) of the WBCL provided that shareholders of a corporation could be assessed up to the par value of their shares to satisfy the obligations of such corporation to its employees for services rendered, but not exceeding six months’ service in the case of any individual employee.  Certain Wisconsin courts interpreted “par value” to mean the full amount paid by the purchaser of shares upon the issuance thereof.  Pursuant to 2005 Wisconsin Act 474, Section 180.0622(2)(b) of the Wisconsin Statutes was repealed effective June 14, 2006 and is not applicable to obligations incurred by the Company on or after such date.

Common Stock

Holders of the Common Stock are entitled to one vote per share on all matters to be voted on by shareholders.  Voting rights are not cumulative, and, therefore, holders of a majority of the Common Stock are able to elect all of the Company’s directors.  Holders of the Common Stock are entitled to receive dividends when, as and if declared by the board of directors of the Company (the “Board of Directors”), in its discretion, out of any funds of the Company at the time legally available therefor.  Subject to the rights of any holders of outstanding Preferred Shares, upon liquidation, dissolution or winding up of the Company, the holders of the Common Stock will be entitled to receive on a pro rata basis all assets of the Company remaining for distribution to shareholders.  The Common Stock does not have preemptive or other subscription rights, conversion rights or sinking fund provisions.  All shares of the Common Stock currently outstanding are fully paid and non-assessable.

Preferred Shares

The Board of Directors is authorized, without further shareholder action, to issue Preferred Shares in one or more series and to fix and determine the relative rights and preferences thereof, including voting rights, dividend or distribution rights, liquidation rights, redemption or conversion rights and/or sinking fund provisions.  Although there is no current intention to do so, the Board of Directors may issue such Preferred Shares with voting, dividend, liquidation and/or other rights that could adversely affect the holders of the Common Stock and that could have the effect of delaying, deferring or preventing a change in control of the Company.

Certain Statutory and Other Provisions

The provisions of the Articles of Incorporation and By-Laws and the WBCL described in this section may delay or make more difficult acquisitions or changes of control of the Company not approved by the Board of Directors.  Such provisions could have the effect of discouraging third parties from making proposals involving an acquisition or change of control of the Company, although such proposals, if made, might be considered desirable by a majority of the Company’s shareholders.  Such provisions may also have the effect of making it more difficult for third parties to cause the replacement of the current management of the Company without the concurrence of the Board of Directors.

Number of Directors; Removal; Vacancies.  The Articles of Incorporation provide that the number of directors shall be determined from time to time by vote of a majority of the directors then in office, provided that in no case shall the authorized number of directors be less than one (1) or more than fifteen (15).  The Articles of Incorporation also provide that the Board of Directors shall have the exclusive right to fill vacancies on the Board of Directors, including vacancies created by expansion of the Board of Directors or removal of a director, and that any director elected to fill a vacancy shall serve until the next annual meeting of shareholders following such director’s election and until such director’s successor shall be duly elected and qualified.  The Articles of Incorporation further provide that directors may be removed by the shareholders but only for cause and only by the affirmative vote of the holders of at least a majority of the votes then entitled to be cast in an election of directors.  This provision, in conjunction with the provisions of the Articles of Incorporation authorizing the Board of Directors to fill vacant directorships, could prevent shareholders from removing incumbent directors without cause and fill the resulting vacancies with their own nominees.

Shareholder Action by Written Consent; Special Meetings.  The By-Laws do not allow shareholders to act without a meeting of shareholders by less than unanimous written consent.  The By-Laws provide that special meetings of shareholders may be called by either the Company’s Chairman of the Board, Vice Chairman of the Board, President, Chief Executive Officer or a majority of the Board of Directors, and shall be called, if and as required by the WBCL, upon written demand by holders of the Common Stock with at least 10% of the votes entitled to be cast at such a meeting.

Advance Notice for Raising Business or Making Nominations at Annual Meetings.  The By-Laws establish an advance notice procedure for shareholder proposals to be brought before an annual meeting of shareholders of the Company and for nominations by shareholders of candidates for election as directors at an annual meeting or a special meeting at which directors are to be elected.  Subject to any other applicable requirements, only such business may be conducted at an annual meeting of shareholders as has been brought before the meeting by, or at the direction of, the Board of Directors, the Company’s Chairman of the Board, Vice Chairman of the Board, President or Chief Executive Officer, or by a shareholder who has provided the Company timely written notice of the shareholder’s intention to bring such business before the meeting.  Only persons who are nominated by, or at the direction of, the Board of Directors, by a nominating committee, or who are nominated at the meeting by a shareholder who has given timely written notice to the Company prior to the meeting at which directors are to be elected, will be eligible for election as directors of the Company.

To be timely, notice of nominations or other business to be brought before an annual meeting must be received by the Secretary of the Company not later than 120 days prior to the anniversary date of the annual meeting of shareholders in the immediately preceding year.  Notice of nominations to be brought before a special meeting must be received by the Secretary of the Company not later than the close of business on the eighth day following the date of the earlier of public announcement or notice of such meeting.  All such notices shall include: (i) a representation that the person sending the notice is a shareholder of record and will remain such through the record date for the meeting, (ii) the name and address, as they appear on the Company’s books, of such shareholder, (iii) the class and number of the Company’s shares which are owned beneficially and of record by such shareholders and (iv) a representation that such shareholder intends to appear in person or by proxy at such meeting to make the nomination or move for the consideration of other business set forth in the notice.  Notice as to proposals with respect to any business to be brought before the meeting other than the election of directors shall also set forth the text of the proposal and may set forth any statement in support thereof that the shareholder wishes to bring to the attention of the Company, and shall specify any material interests of such shareholder in such business.  Notice as to nominations of a director shall set forth the name(s) and age(s) of the nominee(s), business and residence address(es) of each, the principal occupation(s) or employment of such nominee(s), the class and number of the Company’s shares which are owned beneficially by each, a description of all arrangements or understandings between the shareholder and each nominee and any person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder, the written consent of each nominee to serve as a director if so elected and such other information as would be required to be included in a proxy statement soliciting proxies for the election of the nominee(s) of such shareholder.

Amendments to the Articles of Incorporation.  The WBCL provides authority to the Company to amend its Articles of Incorporation at any time to add or change a provision that is required or permitted to be included in the Articles of Incorporation or to delete a provision that is not required to be included in the Articles of Incorporation.  The Board of Directors may propose one or more amendments to the Articles of Incorporation for submission to shareholders and may condition its submission of the proposed amendment on any basis if the Board of Directors notifies each shareholder, whether or not entitled to vote, of the shareholders’ meeting at which the proposed amendment shall be voted upon.  The meeting notice shall state that the purpose, or one of the purposes, of the meeting is to consider and to act upon a proposed amendment to the Articles of Incorporation.  Any such notice shall contain or be accompanied by a copy of summary of the amendment.

Amendments to By-Laws.  The Articles of Incorporation and By-Laws both provide that the holders of at least two-thirds of all of the Common Stock then outstanding and entitled to vote thereon shall have the power to adopt, amend, alter or repeal the By-Laws.  The By-Laws further provide that the Board of Directors may amend or repeal the existing By-Laws and adopt new By-Laws by the vote of at least a majority of the directors present at a meeting at which a quorum is present, provided that:  (i) the Articles of Incorporation, the particular By-Law or the WBCL reserves the power exclusively to the shareholders in whole or part; (ii) no By-Law adopted by shareholders shall be amended, repealed or readopted by the Board of Directors if the By-Law so adopted so provides and (iii) a By-Law adopted or amended by the shareholders that fixes a greater or lower quorum requirement or a greater voting requirement for the Board of Directors than otherwise provided in the WBCL may not be amended or repealed by the Board of Directors unless the By-Law expressly provides that it may be amended or repealed by a specified vote of the Board of Directors.  Action by the Board of Directors to adopt or amend a By-Law that changes the quorum or voting requirement for the Board of Directors must meet the same quorum requirement and be adopted by the same vote required to take action under the quorum and voting requirement then in effect, unless a different voting requirement is specified as provided by the preceding sentence.  A By-Law that fixes a greater or lower quorum requirement or a greater voting requirement for shareholders or voting groups of shareholders than otherwise is provided in the WBCL may not be adopted, amended or repealed by the Board of Directors.

Constituency or Stakeholder Provision.  Under Section 180.0827 of the WBCL (the “Wisconsin Stakeholder Provision”), in discharging his or her duties to the Company and in determining what he or she believes to be in the best interests of the Company, a director or officer may, in addition to considering the effects of any action on shareholders, consider the effects of the action on employees, suppliers, customers, the communities in which the Company operates and any other factors that the director or officer considers pertinent.

Wisconsin Antitakeover Statutes.  Sections 180.1140 to 180.1144 of the WBCL (the “Wisconsin Business Combination Statutes”) regulate a broad range of “business combinations” between a “resident domestic corporation” (which the Company is) and an “interested stockholder.” The Wisconsin Business Combination Statutes define a “business combination” to include a merger or share exchange, or a sale, lease, exchange, mortgage, pledge, transfer, or other disposition of assets equal to at least 5% of the market value of the stock or assets of the corporation or 10% of its earning power, or the issuance of stock or rights to purchase stock with a market value equal to at least 5% of the outstanding stock, the adoption of a plan of liquidation or dissolution, and certain other transactions involving an “interested stockholder.”  An “interested stockholder” is defined as a person who beneficially owns 10% of the voting power of the outstanding voting stock of the corporation or who is an affiliate or associate of the corporation and beneficially owned 10% of the voting power of the then outstanding voting stock within the last three years.

Section 180.1141 of the Wisconsin Business Combination Statutes prohibits a corporation from engaging in a business combination (other than a business combination of a type specifically excluded from the coverage of the statute) with an interested stockholder for a period of three years following the date such person becomes an interested stockholder, unless the board of directors approved the business combination or the acquisition of the stock that resulted in a person becoming an interested stockholder before such acquisition.  Accordingly, the Wisconsin Business Combination Statutes’ prohibition on business combinations cannot be avoided during the three-year period by subsequent action of the board of directors or shareholders.  Business combinations after the three-year period following the stock acquisition date are permitted only if (i) the board of directors approved the acquisition of the stock by the interested stockholder prior to the acquisition date, (ii) the business combination is approved by a majority of the outstanding voting stock not beneficially owned by the interested stockholder at a meeting called for that purpose, (iii) the consideration to be received by shareholders meets certain requirements of the statute with respect to form and amount or (iv) the business combination is excluded from the business combination restrictions of this section.

In addition, the WBCL provides, in Sections 180.1130 to 180.1133, that business combinations involving a “significant shareholder” (as defined below) and a resident domestic corporation are subject to a supermajority vote of shareholders (the “Wisconsin Fair Price Statute”), in addition to any approval otherwise required.  A “significant shareholder,” with respect to a resident domestic corporation, is defined as a person who beneficially owns, directly or indirectly, 10% or more of the voting stock of the corporation, or an affiliate of the corporation which beneficially owned, directly or indirectly, 10% or more of the voting stock of the corporation within the last two years.  Under the Wisconsin Fair Price Statute, a business combination must be approved by 80% of the voting power of the corporation’s stock and at least two-thirds of the voting power of the corporation’s stock not beneficially held by the significant shareholder who is party to the relevant transaction or any of its affiliates or associates, in each case voting together as a single group, unless the following fair price standards have been met: (i) the aggregate value of the per share consideration is equal to the higher of (a) the highest price paid for any common stock of the corporation by the significant shareholder in the transaction in which it became a significant shareholder or within two years before the date of the business combination, (b) the market value of the corporation’s shares on the date of commencement of any tender offer initiated by the significant shareholder, the date on which the person became a significant shareholder or the date of the first public announcement of the proposed business combination, whichever is highest, or (c) the highest liquidation or dissolution distribution to which holders of the shares would be entitled; and (ii) either cash, or the form of consideration used by the significant shareholder to acquire the largest number of shares, is offered.

Under Section 180.1150 (the “Wisconsin Control Share Statute”) of the WBCL, the voting power of shares, including shares issuable upon conversion of convertible securities or upon the exercise of options or warrants, of a resident domestic corporation held by any person or persons acting as a group, in excess of 20% of the voting power in the election of directors, is limited (in voting on any matter) to 10% of the full voting power of those excess shares.  This restriction does not apply in certain circumstances, including to shares acquired directly from the resident domestic corporation, in certain specified transactions, or in a transaction with respect to which the corporation’s shareholders have voted to approve restoration of the full voting power of otherwise restricted shares.

Section 180.1134 (the “Wisconsin Defensive Action Restrictions”) of the WBCL provides that, in addition to a vote otherwise required by law or the articles of incorporation of the resident domestic corporation, the approval of the holders of a majority of the shares entitled to vote is required before such corporation can take certain action while a takeover offer is being made or after a takeover offer has been publicly announced and before it is concluded.  Under the Wisconsin Defensive Action Restrictions, shareholder approval is required for the officers or board of directors of the resident domestic corporation to (i) acquire more than 5% of its outstanding voting shares at a price above the market price from any individual who or organization which owns more than 3% of the outstanding voting shares and has held such shares for less than two years, unless an equal offer is made to acquire all voting shares and all securities which may be converted into voting shares or (ii) sell or option assets of the corporation which amount to at least 10% of the market value of the corporation, unless the corporation has at least three independent directors (directors who are not officers or employees) and a majority of the independent directors vote not to have this provision apply to the corporation.

Certain Antitakeover Effects.  Certain provisions of the Articles of Incorporation and By-Laws may have significant antitakeover effects, including the inability of the shareholders to remove directors without cause, the ability of the remaining directors to fill vacancies, and the ability of the Board of Directors to issue “blank check” preferred stock which, in turn, allows the directors to adopt a so-called “rights plan” which would entitle shareholders (other than a hostile bidder) to acquire stock of the Company at a discount.

The explicit grant in the Wisconsin Stakeholder Provision of discretion to directors to consider nonshareholder constituencies could, in the context of an active “auction” of the Company, have antitakeover effects in situations where the interests of stakeholders of the Company, including employees, suppliers, customers and communities in which the Company does business, conflict with the short-term maximization of shareholder value.

The Wisconsin Control Share Statute may deter any shareholder from acquiring in excess of 20% of the outstanding voting stock of the Company and the Wisconsin Fair Price Statute may discourage any attempt by a shareholder to squeeze out other shareholders without offering an appropriate premium purchase price.  In addition, the Wisconsin Defensive Action Restrictions may have the effect of deterring a shareholder from acquiring the Common Stock with the goal of seeking to have the Company repurchase the Common Stock at a premium over the market price.  The WBCL statutory provisions and the Articles of Incorporation and By-Laws provisions referenced above are intended to encourage persons seeking to acquire control of the Company to initiate such an acquisition through arms-length negotiations with the Board of Directors, and to ensure that sufficient time for consideration of such a proposal, and any alternatives, is available.  Such measures are also designed to discourage investors from attempting to accumulate a significant minority position in the Company and then use the threat of a proxy contest as a means to pressure the Company to repurchase shares of the Common Stock at a premium over the market price.  To the extent that such measures make it more difficult for, or discourage, a proxy contest or the assumption of control by a holder of a substantial block of the Common Stock, they could increase the likelihood that incumbent directors will retain their positions, and may also have the effect of discouraging a tender offer or other attempt to obtain control of the Company, even though such attempt might be beneficial to the Company and its shareholders.

Item 2.

Exhibits.

1.

Amended and Restated Articles of Incorporation, as amended, incorporated herein by reference to the Company’s Form 10-Q for the quarter ended March 31, 2001.

2.

Amended and Restated By-laws, as amended, incorporated herein by reference to the Company’s Form 10-Q for the quarter ended March 31, 2000.

3.

Form of Stock Certificate.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

RENAISSANCE LEARNING, INC.

By:

/s/ Mary T. Minch

Mary T. Minch, Vice President-Finance,

Chief Financial Officer and Secretary

Dated:  August 7, 2006

Renaissance Learning, Inc.

Form 8-A Exhibit Index

Exhibit No.	Description

1.	Amended and Restated Articles of Incorporation, as amended, incorporated herein by reference to the Company’s Form 10-Q for the quarter ended March 31, 2001.

2.	Amended and Restated By-laws, as amended, incorporated herein by reference to the Company’s Form 10-Q for the quarter ended March 31, 2000.

3.	Form of Stock Certificate.

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